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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires: September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting Person(s) to
                                                  Starwood Hotels & Resorts Worldwide, Inc./     Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts                       Director         10% Owner
  Barnes,         Brenda            C.             HOT                                        ----              ---
---------------------------------------------------------------------------------------------     Officer (give    Other (specify
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for     ----        title ---       below)
Starwood Hotels & Resorts Worldwide, Inc.         Number of Reporting        Month/Year                   below)
777 Westchester Avenue                            Person (Voluntary)          March 2000          Former Director and Trustee and
---------------------------------------------                             -------------------     Former Chief Operating Officer
                 (Street)                                                 5. If Amendment,           ------------------------
                                                                             Date of Original
                                                                             (Month/Year)
                                                                                    7. Individual or Joint/Group Filing
                                                                                    (Check Applicable Line)
  White Plains       NY           10604                                              X Form filed by One Reporting Person
                                                                                       Form filed by More than One Reporting Person
                                                                                    ---
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  (City)           (State)           (Zip)
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   USA
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                                                  TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4, and 5)         cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)
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Shares(1)                      03/15/00    A(2)           1,320       A        (2)           1,320               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see instruction 4(b)(v).
                                                                                           Page 1                   SEC 1474 (7/96)
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
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Option to Purchase Shares(1)  $22.6875  11/30/99     J(3)      150,000         3/3/00  11/30/09  Shares(1)  150,000
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Option to Purchase Shares(1)      150,000                   D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Brenda C. Barnes            4/9/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.                                                  Page 2
  If space is insufficient, see Instruction 6 for procedure.                                                         SEC 1474 (7/96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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                            EXPLANATION OF RESPONSES

Reporting Person    Barnes, Brenda C.
Issuer Name         Starwood Hotels & Resorts Worldwide, Inc.
                    /Starwood Hotels & Resorts
Address             Starwood Hotels & Resorts Worldwide, Inc.
                    777 Westchester Avenue

                    White Plains, NY 10604
                    USA

Identification Number

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a
Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation
Share and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP. As a Director of Starwood, the reporting person (the
"Reporting Person") was eligible for such grants. The Reporting Person elected to received such quarterly grants 50% in deferred cash and 50% in deferred
Shares, as permitted under the LTIP. At the time of the Reporting Person's resignation as a Director, effective 3/15/00, she became eligible to receive beneficial ownership of such accumulated deferred quarterly grants of Shares.

(3) Under the terms of the LTIP, the Option to Purchase Shares ("Options") was granted at the time the Reporting Person was engaged as "Acting Chief Operating
Officer" and thus became an Employee of the Corporation. The LTIP specifies that such Options vest 50% on the Grant Date and 50% upon the earlier of 6 months or the termination of the Reporting Person's employment. As a result of the Reporting Person's resignation as an Employee, these Options became fully vested as of 3/3/00.